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                              April 24, 2024

       Michael J. Bilerman
       Chief Financial Officer
       Tanger Inc.
       3200 Northline Avenue
       Suite 360
       Greensboro, NC 27408

                                                        Re: Tanger Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            Filed February 21,
2024
                                                            File No. 001-11986

       Dear Michael J. Bilerman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K filed February 21, 2024

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Evaluation of Impairment of long-lived assets, page 60

   1. We note that one of your centers has an estimated fair value less than its recorded carrying value of approximately
$ 111.1 million and that you are monitoring for circumstances and events in future
periods that could affect inputs such as the expected holding period, operating cash flow
forecasts and capitalization rates utilized to determine whether an impairment charge is
necessary. Please tell us, and consider disclosing in future filings:
                                                            the identity of the
center in question
                                                            how you applied the
guidance in ASC 360-10-35-29 to 35 and the Interpretative
                                                            Response to
Question 3 of ASC 360-10-S99-2 in your impairment analysis
                                                            how you determined
that the carrying value of the center is recoverable, and
                                                            how you considered
the disclosure guidance in Item 303(b)(3) of Regulation S-K.
 Michael J. Bilerman
Tanger Inc.
April 24, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 with any questions.



FirstName LastNameMichael J. Bilerman                     Sincerely,
Comapany NameTanger Inc.
                                                          Division of
Corporation Finance
April 24, 2024 Page 2                                     Office of Real Estate
& Construction
FirstName LastName